EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Subsidiaries of Qualcomm Incorporated	State or Other Jurisdiction of Incorporation
Qualcomm Technologies, Inc.	Delaware
Qualcomm Global Trading Pte. Ltd.	Singapore
Qualcomm CDMA Technologies Asia-Pacific Pte. Ltd.	Singapore
Qualcomm Asia Pacific Pte. Ltd.	Singapore
Qualcomm Atheros Technology Ltd.	Bermuda
Qualcomm Technologies International, Ltd.	United Kingdom

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.